SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

---------------------------------------------
             In the Matter of               :
                                            :
EASTERN UTILITIES ASSOCIATES (EUA)          :
EUA ENERGY INVESTMENT CORPORATION           :
     (EUA ENERGY)                           :
BOSTON, MA                                  :       Certificate of
                                            :       Notification
                                            :       Pursuant to Rule 24,
                                            :       Interim Report
                                            :
                  (70-7426)                 :
                                            :
(Public Utility Holding Company Act of 1935):
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     In accordance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Orders of the Commission dated December 4, 1987, January 11, 1988, and April 15, 1994, (the "Orders") authorizing transactions as more fully described in the Application-Declaration as amended (the "Application"), the undersigned hereby enclose herewith for filing pursuant to the above-referenced Order are the balance sheet, the income statement, and the statement of cash flows of EUA Energy Investment Corporation for the period ended September 30, 1996.

                                     Very truly yours,

                                     EASTERN UTILITIES ASSOCIATES

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

                                     EUA ENERGY INVESTMENT CORPORATION

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

Dated:  November 26, 1996
                           EUA ENERGY INVESTMENT CORPORATION
                         ENERGY AND ENERGY CONSERVATION RESEARCH
                                   THIRD QUARTER 1996

 (1) EUA Energy Investment Corporation Financial Statements for the third quarter 1996.

                    EUA ENERGY INVESTMENT CORPORATION
                         CONDENSED BALANCE SHEET
                           September 30, 1996
                               (Unaudited)
                       (In Thousands of Dollars)

                       ASSETS

Property and other investments:
    Investment - Subsidiaries                      ($1,406)
    Other Assets                                       383
          Total fixed Assets                        (1,023)
Current Assets:
    Cash and temporary Cash Investments                  6
    Notes Receivable                                14,482
    Accounts Receivable                              1,299
    Prepayments and Other Assets                        50
          Total Current Assets                      15,837
TOTAL ASSETS                                       $14,814

                    LIABILITIES

Common Stock and Other Paid-In Capital                  $1
Retained (Loss) Earnings                           (11,786)
          Total Common Equity                      (11,785)
          Total Capitalization                     (11,785)
Current Liabilities:
    Notes Payable to Parent                         25,500
    Accounts Payable                                    21
    Accrued Taxes                                        0
    Accrued Interest                                 2,534
    Other Current Liabilities                            0
          Total Current Liabilities                 28,055
Accumulated Deferred Taxes                          (1,456)
TOTAL LIABILITIES AND EQUITY                       $14,814


                    EUA ENERGY INVESTMENT CORPORATION
                         CONDENSED INCOME STATEMENT
              For the Quarter Ended and YTD September 30, 1996
                              (Unaudited)
                         (In Thousands of Dollars)

                                     QUARTER ENDED       YTD

Operating Income                              $0        $0

Operating Expenses:
    Operation                                266       527
    Depreciation & Amortization                5         7
    Taxes - Other                              2        13
    Income and Deferred Taxes (Credit)      (163)     (325)
          Total Operating Expenses           110       222
Operating Income (Loss)                     (110)     (222)
Other Income and Deductions                  537    (1,651)
    Income Before Interest Charges           427    (1,873)
Interest Charges:
    Interest Expense - Ass. Cos.             344       856
    Other Interest Expense                     1         5
          Total Interest Charges             345       861
Net Income (Loss)                            $82   ($2,734)


                    EUA ENERGY INVESTMENT CORPORATION
                          STATEMENT OF CASH FLOWS
                For the Nine Months Ended September 30, 1996
                               (Unaudited)
                          (In Thousands of Dollars)

Operating Activities:
    Pre-tax Net Income (Loss)                      ($2,734)
    Depreciation & Amortization                          0
    Change in Assets and Liabilities:
        Accounts & Notes Receivable                 (5,429)
        Accounts & Notes Payable                     9,326
        Accrued Expenses                               856
        Deferred Income Taxes                           88
        Other (Net)                                   (331)
          Net Operating Activities                   1,776
Financing Activities:
    Equity Contributions                                 0
    Long Term Debt                                       0
    Other (Net)                                          0
          Net Financing Activities                       0
Investing Activities:
    Investments in Subsidiaries                     (1,776)
    Capital Expenditures                                 0
          Net Investing Activities                  (1,776)
Cash Provided (Used)                                   ($0)


                    EUA ENERGY INVESTMENT CORPORATION
                 ENERGY AND ENERGY CONSERVATION RESEARCH
                              THIRD QUARTER 1996

(2) EUA Energy has not invested in or become obligated to invest in any cogeneration or small power production projects.


(3) EUA Energy utilized $38,827 of its authorized $5 million in R&D funding in the third quarter of 1996. On a cummulative basis EUA Energy has utilized $2,846,178 of funding through September 30, 1996. The third quarter R&D expenditures were used in the development of applications for electric compression of gas pipelines in North America. EUA Energy is funding one-half of the $525,000 development budget for this project in conjunction with AllQuest Pipeline Services.


(4) Services were provided by EUA Service Corporation staff personnel in the following areas:
                    a.   Financial & Accounting
                    b.   Information Services
                    c.   Treasury
                    d.   Personnel & Employee Benefits
                    e.   Corporate Communications